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        SEC FILE NUMBER:   0-27590



          CUSIP NUMBER:   814055109


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


     (Check  One):  |_| Form  10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_|
Form N-SAR |_| Form 10-KSB |X| Form 10-QSB

                      For Period Ended: September 30, 1996

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10.Q
|_| Transition Report on Form N-SAR For the

                            Transition Period Ended:

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     Read  Instructions  (on back page) Before  Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

Full Name of Registrant:  SECURITY BANK HOLDING COMPANY

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 170 S. Second St.

City, State and Zip Code:  Coos Bay, Oregon  97420

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate) |X|

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Registrant is filing a report on Form 10-QSB for the first time since becoming subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. The Registrant encountered unexpected delays in collecting the necessary data and in preparing the financial information and Management's Discussion and Analysis portions of the report. Additionally, certain key people involved in the preparation of the report were absent or out of the office due to illness during the two weeks before this filing was due.


PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       Marc Williams                    (541)            267-2712
    ---------------------        -----------------   ---------------
         (Name)                     (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SECURITY BANK HOLDING COMPANY
                     (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 1996         By    /s/ Marc C. Williams
                                       Marc C. Williams,
                                        Vice President and Controller
                                      (Name and Title of Authorized Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.